Elan Finance Corporation Ltd.
                              Elan Corporation, plc

                                                                   June 30, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, DC  20549

          RE: REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-10726)

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, Elan Finance Corporation Ltd. and Elan Corporation, plc (the "Issuers") hereby apply for withdrawal of the Issuers' Registration Statement on Form S-3 (File No. 333-10726), which was originally filed on August 27, 1999 (the "Registration Statement"). The Issuers request that the Securities and Exchange Commission approve an order granting the withdrawal as of the date hereof or at the earliest practical date hereafter. The Registration Statement was filed in order to register Elan Finance Corporation Ltd. Liquid Yield Option Notes Due 2018, guaranteed on a subordinated basis by Elan Corporation, plc (the "LYONS"), and ordinary shares, represented by American Depositary Shares and evidenced by American Depositary Receipts, of Elan Corporation, plc issuable upon exchange or redemption of the LYONS.

     The Issuers are requesting the withdrawal of the Registration Statement because, pursuant to the terms of the Registration Rights Agreement entered into as of December 14, 1998 among the Issuers and Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Issuers' obligation to maintain the effectiveness of the Registration Statement has expired.

     The Issuers further request that an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawn upon request of Registrant, the Commission consenting thereto" and that the Commission forward a copy of the order to each of the undersigned via facsimile at the numbers set forth below.

     If you have any questions or require further information, please do no hesitate to contact Christopher T. Cox, Esq. of Cahill Gordon & Reindel LLP at
(212)701-3450.


                                 Sincerely,

                                 ELAN FINANCE CORPORATION LTD.




                                 By:  /s/  Kevin Insley
                                      -------------------------------------
                                       Name:  Kevin Insley
                                       Title:  President
                                       Facsimile:  + 1 441 292 2224



                                 ELAN CORPORATION, PLC




                                 By:  /s/  Shane Cooke
                                      --------------------------------------
                                       Name:  Shane Cooke
                                       Title:  Executive Vice President and
                                                 Chief Financial Officer
                                       Facsimile:  011 353 1 662 4949